

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2012

<u>Via E-mail</u>

Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.
12930 West Interstate 10
San Antonio, TX 78249

> **Re:** **Kinetic Concepts, Inc.**
> **KCI USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 1, 2012**
> **File No. 333-184233**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the new 10.5% Second Lien Senior Secured Notes due 2018 and 12.5% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). With the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. It appears that LifeCell Corporation, one of the co-registrants, has not submitted the Form S-4 for filing on EDGAR. Please advise or otherwise ensure that each co-registrant has filed the registration statement on EDGAR.

3. Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

4. Please provide a currently dated, signed auditors' consent with your next amendment.

Prospectus Cover Page

5. Refer to Item 501(b) of Regulation S-K. Please limit the prospectus cover page to one page in accordance with Item 501(b) of Regulation S-K. In revising the cover, please ensure that the cover includes the disclosure related to broker-dealer prospectus delivery obligations.

6. Please revise to indicate that Kinetic Concepts, Inc. and KCI USA, Inc. are issuing the securities as joint and several co-issuers.

7. Please include the guarantees on the prospectus cover page as they constitute a separate security, the offering of which is covered by the registration statement. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose that the exchange notes will be guaranteed by the direct and indirect parent of the issuers, and certain existing and future wholly-owned subsidiaries of the ultimate parent, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Please address this comment elsewhere in the filing where you describe the terms of the guarantees.

Non-GAAP Financial Measures, page ii

8. We note your disclosure that non-GAAP financial measures you present may not comply with the SEC's rules regarding non-GAAP financial measures and that some adjustments to "Adjusted EBITDA" would not be allowed under Regulation S-X. Please specifically tell us what non-GAAP financial measures and adjustments you are referring to. In addition, please explain your reference to Regulation S-X. In this regard, we note that Item 10 of Regulation S-K provides guidance on the presentation and disclosure of non-GAAP financial measures. We are unable to locate Adjusted EBITDA or other non-GAAP financial measures in your filing. Please clarify or remove this discussion from your filing.

Cautionary Statement Regarding Forward Looking Statements, page iii

9. We note that you "disclaim any obligation to update or alter these forward-looking statements..." Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.

Market and Industry Data and Forecasts, page iii

10. We note your statements relating to industry and market data used in the prospectus, specifically the disclosure indicating that there can be no assurance as to the accuracy or completeness of such market and industry data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in your filing. Please revise

11. If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for a fee.

12. We note your disclosure in the second paragraph of your "Innovation" disclosure on page 5. You refer to a "major KCI funded" study and to specific statements made by Dr. Cheatham during the August 12, 2011 World Congress. It appears that you include in the prospectus information which is based on a research study prepared for you by a third party. In addition, it is unclear to whom the statements made by Dr. Cheatham are attributable to. To the extent that the findings of the study and Dr. Cheatham's statements constitute expertized disclosure, please tell us what consideration you have given to naming the third party in the registration statement, and filing the third party's and Dr. Cheatham's consents as exhibits pursuant to Section 7 of the Securities Act of 1933, as amended, and Securities Act Rule 436.

13. With respect to the following factual statements, please tell us whether the source of the information is management's belief, industry data, general articles, or another source. To the extent certain information is derived from industry data, general articles, or another source, please provide us, with copies of these sources marked to highlight the information you are using to support your disclosure. Refer to the following examples:

    - "With more published clinical evidence than any competing offering, V.A.C. Therapy has been selected by prescribers as the treatment of choice for approximately 6,000,000 patients worldwide." [page 1]

- The excise tax imposed by PPACA will result "in an anticipated cost to the medical device industry of up to $20 billion over the next decade."[page 16]

- "LifeCell division holds a leading share in the U.S. Regenerative Medicine breast reconstruction and challenging hernia segments." [page 88]

- "demand for AlloDerm continues to be strong in the United States in light of a demonstrated physician preference for AlloDerm…" [page 104]

Corporate Organization, page 6

14. Please include a diagram that depicts your current organizational structure. In addition, please disclose here or in another appropriate section whether KCI USA is a sister corporation to, or a subsidiary of, KCI and briefly discuss the nature of the business conducted by KCI USA.

Sale of Therapeutic Support Systems Assets, page 7

15. Please disclose the terms of the asset purchase agreement with Getinger AB, including what you intend to do with any sales proceeds you receive.

Risk Factors, page 14

We face significant and increasing competition, which would adversely affect our operating results, page 14

16. Please revise to provide a timeframe during which your NPTW patents expire.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

17. Please explain to us whether your updated financial statements will reflect TSS in discontinued operations based on the provisions of ASC 205-20.

18. If you do not expect TSS to be reflected in discontinued operations in your updated financial statements, please explain to us why you believe your current pro forma presentation is appropriate. In this regard it is not clear to us why you provide separate pro forma financial statements that reflect the impact of the Merger and separate pro forma financial statements that reflect the impact of the sale of TSS.

19. Refer to note 1 on page 37. Please clarify if the purchase price allocation related to the Merger has been finalized. If it has, please also disclose that fact in MD&A and the notes to your financial statements. If it has not, please disclose and discuss what specific additional information you are awaiting and address the potential impact on the pro forma financial statements when the purchase price allocation is finalized.

20. Refer to notes 2(a) and 2(b) on page 38. Please more fully explain what each adjustment relates to and how each adjustment was calculated.

21. Please revise the discussion related to non-recurring charges on page 39 to quantify each identified charge that is excluded from the pro forma financial statements.

22. Refer to note 2(b) on page 50. Please explain the differences between the adjustments to reflect TSS's operating income (loss) to discontinued operations during each period presented relative to TSS's operating income (loss) included in the segment disclosures in the notes to your financial statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 54

Results of Operations, page 56

23. We note your presentation and discussion of combined results of operations for the predecessor and successor for the year ended December 31, 2011. Please be advised that we do not believe it is appropriate to merely combine financial information under different accounting basis for pre-and post-Merger periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It appears to us that you should separately disclose and discuss the historic results of the predecessor and successor for FY 2011 and that you should supplement that discussion with a discussion of pro forma results for the year ended December 31, 2011 prepared in accordance with Article 11 of Regulation S-X.

Liquidity and Capital Resources, page 75

24. We note your disclosure that you are in compliance with all covenants associated with your various debt agreements. In cases where financial covenants exist, please expand your disclosure to provide the actual and required financial ratios for each agreement as of your most recent fiscal year end and interim balance sheet date.

Critical Accounting Estimates

General

25. We note that your definite and indefinite-lived intangible asset balances represent a significant percentage of total assets. We also note that you are a party to numerous legal proceedings relating to your intellectual property. Please explain to us how and why you determined the valuation and potential impairment of intangible assets are not critical accounting policies.

Revenue Recognition and Accounts Receivable Realization, page 80

26. We note you provide realization reserves against revenue relating to capitation agreements. If material, please expand your disclosures to discuss the nature of your capitation agreements, the amount of revenues recognized under such agreements during each period, and the amount of reserves netted against such revenues during each period.

Goodwill, page 81

27. We note that your goodwill balance represents a significant percentage of total assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies you use to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing their goodwill impairment analyses.
- How you weight each of the methods you use, including your basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions you used and a discussion of the uncertainty associated with key assumptions.
- If you have updated your impairment analyses, how the assumptions and methodologies you used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each such reporting unit:

- Identify the reporting unit;
- Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;
- Disclose the amount of goodwill;
- Provide a description of the assumptions that drive the estimated fair value;
- Provide a discussion of the uncertainty associated with key assumptions;
- Provide a discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Legal Proceedings

Intellectual Property Litigation, page 111

28. We note your disclosure that no royalties were paid to Wake Forest for the first half of 2012 and the full year 2011. We further note your disclosure that you are unable to estimate any damages that may be awarded if you are unsuccessful in this litigation. It would appear that if you are unsuccessful in your litigation, you would likely be required to pay, at a minimum, the royalties you would have otherwise paid, were it not for the rulings declaring the patents invalid. Please expand your disclosure here, and in the notes to your financial statements, to provide the potential royalty amounts for 2011 and the subsequent interim period. Also, please more fully explain why you believe the August 13, 2012 decision does not impact the validity of the Wake Forest patents.

LifeCell Litigation, page 113

29. We note your disclosure of certain insurance retentions in this case. Please expand your discussion to include the dollar amount of self-insurance retentions that could be borne by the company.

Business, page 86

Reimbursement Expertise, page 88

30. Briefly explain what the core competency in post-commercialization reimbursement systems is, and how it enables you to efficiently manage your collections.

Strong and Stable Cash Flow, page 88

31. Please revise your disclosure to provide objective context for your statements that you have been able to generate "robust revenues and EBITDA," and "superior cash flow." Also, quantify the level of your debt reduction.

Organization Readiness, page 89

32. Please revise your disclosure to provide specific examples of your "global business transformation initiative." For example, to the extent that the sale of Therapeutic Support Systems™ product portfolio to Getinge AB is part of this initiative, please disclose this fact.

Active Healing Solutions, page 90

Description of Business, page 90

33. Please revise your disclosure to provide support for your statement that AHS offers "unmatched integrated service and delivery model."

Product and Clinical Applications, page 91

34. Please explain the significance of the Joint Airworthiness certification by U.S. Military of your V.A.C. Freedom product, and to the extent material, disclose the steps required to achieve this certification.

NPWT Products, page 91

35. Please revise your disclosure to include a brief list of the most significant studies proving the clinical efficacy of your V.A.C. Therapy wound healing and tissue repair systems.

Customers, page 93

36. Briefly describe what GPOs are and how they are organized.

Sales and Marketing, page 95

37. Please indicate how you determined that you operate the largest sales organization.

Operations and Manufacturing, page 96

38. In light of your disclosure that customers across all care settings transact business with you directly through your website www.kciexpress.com, please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No.2 , to address, among other things, (i) the adequacy of preventative actions taken to reduce cybersecurity risks, (ii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iii) risks related to cyber incidents that may remain undetected for an extended period of time, and (iv) whether you have obtained relevant insurance coverage.

Intellectual Property, page 105

39. Please tell us whether any patents material to your business are schedule to expire in the near future.

Regulatory Matters, page 107

Regulation of Medical Devices in the United States, page 107

40. Please disclose whether any of your new products or devices are in the process of obtaining 510(k) clearance or PMA approval.

Executive Compensation, page 119

41. Please explain how the compensation committee measures the achievement of the operational and financial performance measures comprising the Corporate ScoreCard Objectives.

42. Please refer to your disclosure related to each executive's individual performance and the individual multiple reflected in the tabular disclosure on top of page 125. Please explain how the individual multiple for the executive officers who met or exceeded their objectives affected their bonus payout amounts. For example, we note that Ms. Colleran's actual bonus amount appears to represent 80% of the target bonus amount only. Please explain how Ms. Colleran's achievement of her individual performance goals and individual multiple affected the calculation of her payout.

Description of Certain Indebtedness, page 149

Credit Facilities, page 149

43. We note that you have not filed the exhibits and the schedules to the Credit
    Agreement dated November 4, 2011 (Exhibit 10.18). Please file the complete
    copy of the agreement with your next amendment.

Exchange Offer, page 152

Purpose of the Exchange Offer, page 152

44. Please file the registration rights agreement entered in connection with the
    original transaction as an exhibit with your next amendment.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 153

45. We note that you reserve the right to delay accepting any Old Notes. Please
    clarify in what circumstances you will delay acceptance and confirm that any such
    delay will be consistent with Rule 14e-1(c). If you are referring to the right to
    delay acceptance only due to an extension to the exchange offer, so state.

46. You disclose that any announcement of delay in acceptance, extension,
    termination or amendment will be followed as promptly as practicable by oral or
    written notice. Please advise us as to how oral notice of any extension
    termination or amendment is reasonably calculated to reach registered holders of
    the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 157

47. An exchange offer may only be subject to conditions that are not within the direct
    or indirect control of the bidder and are drafted with sufficient specificity to allow
    for objective verification that the conditions have been satisfied. Please revise
    your disclosure to avoid references such as "proposed" or "threatened" actions, or
    prospective changes which have "been threatened in [your] business" as it is
    unclear how they could be objectively determined.

Description of Second Lien Exchange Notes, page 160

Guarantees, page 161

48. In paragraph number (5) of your guarantee release provisions, you disclose that
with respect to the note guarantee of Parent, Topco, Holdings and any other
Parent Entity of KCI, the note guarantee will terminate upon the occurrence of a
Trigger Event. Please provide a more detailed description of this provision and
explain how you considered it in determining that the parent guarantees are full
and unconditional in accordance with Rule 3-10 of Regulation S-X.

Release of Liens, page 164

49. We note that the capital stock of your subsidiaries has been provided as collateral
and that any capital stock and other securities of any of your subsidiaries will be
excluded from the collateral pool to the extent the inclusion would cause the
subsidiary to file separate financial statements pursuant to Article 3-16 of
Regulation S-X. Please explain how your current disclosure enables holders of
the Notes to understand how the Article 3-16 exclusion provision impacts their
security interests. Although you indicate that in the last sentence of the second full
paragraph on page 165 that you have included a risk factor on the collateral
cutback provision, we are not able to locate such disclosure. Please disclose here
and/or in a risk factor the following information so that noteholders can better
understand the impact of this exclusion:

   - the name(s) of any subsidiary that as of the latest Balance Sheet date (1)
     has capital stock collateralizing the Notes, and (2) has the greater of the
     book value or market (fair) value of its capital stock equaling 20% or more
     of the current principal amount of the registered notes; the aggregate
     percentages of consolidated assets, revenue, and pre-tax income which is
     comprised of the subsidiaries identified above;

   - that based on the applicable data as of the latest balance sheet date, the
     security interest held by noteholders in the capital stock of the subsidiaries
     identified above could be significantly limited; and

   - that the subsidiaries impacted by the Article 3-16 exclusion may change
     based on the corresponding changes in the values of the capital stock as
     well as changes in the outstanding principal amount of the registered
     Notes.

Financial Statements

Note 1- Summary of Significant Accounting Policies

(f) Accounts Receivable, page F-11

50. We note your disclosure that you recognize unbilled receivables in your financial statements. We are unable to locate any disclosure of amounts relating to unbilled accounts receivable in Note 3 on page F-19. Please either disclose unbilled accounts receivable at each balance sheet or otherwise clarify in your filing, if true, that such amounts are not material.

Note 16 – Guarantor Condensed Consolidating Financial Statements, page F-52

Note 8 – Guarantor Condensed Consolidating Financial Statements, page F-82

51. Please provide all the disclosures required by Rules 3-10(i)(8), (9), (10), and (11) of Regulation S-X. In regard to LifeCell Corporation, please disclose the release provisions related to this guarantor, as well as any other release provisions, and explain how you determined such provisions are customary. Also, please clarify where LifeCell Corporation is included in the condensed consolidating financial statements in both the successor and predecessor periods and explain the basis for this presentation.

Part II – Information Not Required in Prospectus, page II-1

Exhibit 5.1 – Opinion of Kirkland & Ellis LLP

52. Please have counsel remove the carve-out as it relates to Delaware law. See Section II.B.3.b of Staff Legal Bulletin 19 (CF).

Exhibit 5.3 – Opinion of Carey Olsen

53. Please have counsel revise Section 6 of its opinion to remove language that the opinion "is solely for the benefit of the Recipients" or that it may not be "relied upon by any other person" as inappropriate. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No.19 dated October 14, 2011.

Exhibit 99.1 – Form of Letter of Transmittal

54. We note that the letter of transmittal is missing information related to the terms of the exchange offer, as well as a description of the procedures for tendering the old notes (refer to disclosure starting on page 154 of the registration statement). Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP